March 28, 2018

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Hoops Scouting USA

Registration Statement on Form S-1

Filed October 30, 2017

File No. 333-221200

Dear Ms. Jacobs:

Hoops Scouting USA, a Wyoming corporation (the “Company”), has received and reviewed your letter of March 19, 2018, pertaining to the Company’s Registration of Form S-1 (the “Registration Statement”) filed on October 30, 2017, with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 19, 2018.

Registration Statement Filed October 30, 2017

General

1. We note your response to prior comment 1; however, we find your argument unpersuasive. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. In this regard, we note that you have minimal operations and no revenue, and assets consisting solely of nominal cash as of December 31, 2017. As such we believe that you fall within the definition of a shell company under Rule 405. As previously requested, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status.

RESPONSE: We have amended the filing accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 26

2. Your beneficial ownership table indicates that Mr. Oei has 1000% beneficial ownership of the company. Please revise.

RESPONSE: We have amended the filing to accurately Mr. Oei’s beneficial ownership.

Signatures

3. Instruction 1 to Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. To the extent that you are signing in more than one capacity, indicate each capacity in which you are signing. Please revise.

RESPONSE: We have amended the filing accordingly.

CONCLUSION

In connection with the Company’s responding to the comments set forth in the March 19, 2018 letter, the Company acknowledges that:

•The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ Jamie Oei

By: Jamie Oei

Title: Principal Executive Officer

& Principal Financial Officer